As Filed with the Securities and Exchange Commission on March 13, 1998
                                                            File No. 000-23425


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                  FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

          UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



     BURZYNSKI  RESEARCH  INSTITUTE,  INC.
     -------------------------------------
     (Name  of  small  business  issuer  in  its  Charter)


                            Delaware                                76-0136810
------------------------------------                          ----------------
(State  or  Other  Jurisdiction  of  Incorporation  or  Organization)
(I.R.S.  Employer
                                           Identification  No.)


    12000  Richmond  Avenue,  Houston,  Texas
---------------------------------------------
77082-2431
----------
        (Address  of  Principal  Executive  Offices)
(Zip  Code)



                                     (281) 597-0111
                             ----------------------
                           (Issuer's Telephone No.)


Securities  to  be  registered  under  Section  12(b)  of  the  Act:


 Title  of  each class                          Name of Each Exchange on which
     to  be  so  Registered                                Each Class is to be
     ----------------------                           ------------------------
Registered
    ------

                       None                                                N/A
---------------------------                      -----------------------------




Securities  to  be  Registered  under  Section  12(g)  of  the  Act:


                         Common  Stock,  $.001  par  value
     -----------------------------------------------------
                   (Title  of  Class)


                                        (Title  of  Class)

                                       1


                                      19
3091\055\011-Form10-SB.025
                                    PART I

                            BUSINESS OF THE COMPANY

ITEM  1.          DESCRIPTION  OF  BUSINESS

GENERAL

     The Burzynski Research Institute, Inc. (the "Company") was incorporated under the laws of the State of Delaware in 1984 in order to engage in the research, production, marketing, promotion and sale of certain medical chemical compounds composed of growth-inhibiting peptides, amino acid derivatives and organic acids which are known under the trade name "Antineoplastons." The Company believes that Antineoplastons are useful in the treatment of human cancer and other diseases of the body. Antineoplastons have not been approved for sale or use by the Food and Drug Administration of the United States Department of Health and Human Services ("FDA") or anywhere in the world, although the Company is currently conducting Phase II clinical trials of Antineoplastons. In the event Antineoplastons are registered and/or approved by the FDA, of which there can be no assurance, the Company will commence commercial operations, which shall include the production, marketing, promotion and sale of Antineoplastons in the part or parts of the Territory (as defined below) in which Antineoplastons become registered.

     The Company's sole source of revenue has been and continues to be payments made by Stanislaw R. Burzynski, M.D., Ph.D. ("Dr. Burzynski") pursuant to various arrangements between the Company and Dr. Burzynski. The Company does not expect to obtain revenue from any other source until such time as Antineoplastons are approved for use and sale by the FDA. However, the Company may obtain funds for operations in the event that it is successful in raising capital through the sale of its securities, of which there can be no assurance. (See Item 7 herein)

ANTINEOPLASTONS

     Dr. Burzynski commenced his cancer research in 1967 focusing on the isolation of various biochemicals produced by the human body as part of the body's possible defense against cancer. In the course of his research, Dr. Burzynski identified certain peptides, amino acid derivatives and organic acids in these biochemicals which appear to inhibit the growth of cancer cells. These derivatives were given the name "Antineoplastons" by Dr. Burzynski.

     Antineoplastons are found in the body fluids of humans. Dr. Burzynski believes that these substances counteract the development of cancerous growth by a biochemical process which does not inhibit the growth of normal tissues.

     Antineoplastons were initially isolated by Dr. Burzynski from normal human blood and urine. To date, Dr. Burzynski has developed six formulations of natural Antineoplastons and six synthetic formulations of Antineoplastons. All of the Phase II clinical trials currently being sponsored by the Company involve the use of four formulations of synthetic Antineoplastons known as A10 and AS2-1 in capsules and injections. The Company is currently conducting laboratory research involving a new generation of Antineoplastons A10 and AS2-1.

INTELLECTUAL  PROPERTY

     From 1982 through 1997, fifty-two patents involving the formulation, preparation, manufacture, production, use, dosage and treatment with Antineoplastons (the "Patents") have been issued by the United States Patent Office and Patent Offices and Patent Officers of twenty-seven countries to Dr. Burzynski. The Patents for cancer treatment and diagnosis in the United States and Canada are licensed to the Company pursuant to a License Agreement dated June 29, 1983, as superseded by Amended License Agreement dated April 24, 1989 and Second Amended License Agreement dated March 1, 1990 (collectively, the "License Agreement"). Pursuant to the License Agreement, the Company holds an exclusive right to make, use, sell, distribute and otherwise exploit Antineoplastons in the United States, Canada and Mexico (the
"Territory").    SEE  "CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS."

     The Company has entered into a license agreement with Dr. Burzynski which grants to the Company the exclusive right, in the United States, Canada, and Mexico, to use, manufacture, develop, sell, distribute, sub-license and otherwise exploit all of Dr. Burzynski's rights, title, and interests, including patent rights, in Antineoplaston drugs in the treatment and diagnosis of cancer. The Company will not be able to exploit such rights until such time as Antineoplastons are approved, of which there can be no assurance, by the FDA for sale in the United States. The Company owns, pursuant to the license agreement, exclusive rights to five (5) issued United States Patents and two (2) issued Canadian Patents. The Company has no patents in Mexico. The Company has one (1) pending patent application in the United States and one (1) pending patent application in Canada.

     The initial four (4) United States Patents (the "Initial Patents") relate to: (i) Determination of Antineoplastons in body tissue or fluids as a testing procedure to aid in the diagnosis of cancer; (ii) Processes for the preparation of purified fractions of Antineoplastons from human urine; (iii) Processes for the synthetic production of Antineoplastons and methods of treating neoplastic disease (cancer); and, iv) Administration of Antineoplastons to humans. The fifth United States patent relates to methods of synthesizing A-10. The Initial Patents expire from September 11, 2001 to December 17, 2002. The fifth United States patent expires January 11, 2009.

     The two (2) Canadian Patents (the "Canadian Patents") relate to: (i) Processes for the preparation of purified fractions of Antineoplastons from human urine and (ii) Processes for the synthetic production of Antineoplastons and methods of treating neoplastic disease (cancer). The Canadian Patents expire on June 4, 2002 and November 14, 2006, respectively.

     Both of the pending patent applications, one in the United States and the other in Canada, relate to Liposomal Antineoplaston Therapy using a "second generation" of Antineoplastons. Should these patents be granted, of which there can be no assurance, they would expire in the year 2017.

     The Company also depends upon unpatented proprietary technology, and may determine in appropriate circumstances that its interest would be better served by reliance upon trade secrets or confidentiality agreements rather than patents.

     The Company's success will depend in part on its ability to enforce patent protection for its products, preserve its trade secrets, and operate without infringing on the proprietary rights of third parties, in the United States, Canada, and Mexico. Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical and biotechnology industries place considerable importance on obtaining and maintaining patent and trade secret protection for new technologies, products and processes. There can be no assurance that the Company will develop additional products and methods that are patentable or that present or future patents will provide sufficient protection to the Company's present or future technologies, products and processes. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information, design around the Com-pany's patents or obtain access to the Company's know-how or that others will not successfully challenge the validity of the Company's patents or be issued patents which may prevent the sale of one or more of the Company's product candidates, or require licensing and the payment of significant fees or royalties by the Company to third parties in order to enable the Company to conduct its business. Legal standards relating to the scope of claims and the validity of patents in the fields in which the Company is pursuing research and development are still evolving, are highly uncertain and involve complex legal and factual issues. No assurance can be given as to the degree of protection or competitive advantage any patents issued to the Company will afford, the validity of any such patents or the Company's ability to avoid violating or infringing any patents issued to others. Further, there can be no guarantee that any patents issued to or licensed by the Company will not be infringed by the products of others. Litigation and other proceedings involving the defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to the Company, and can result in the diversion of resources from the Company's other activities. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties or require the Company to cease any related research and development activities or sales.

     The Company depends upon the knowledge, experience and skills (which are not patentable) of its key scientific and technical personnel. To protect its rights to its proprietary information, the Company requires all employees, consultants, advisors and collaborators to enter into confidentiality agreements which prohibit the disclosure of confidential information to anyone outside the Company and require disclosure and assignment to the Company of their ideas, developments, discoveries and inventions. There can be no assurance that these agreements will effectively prevent the unauthorized use or disclosure of the Company's confidential information.

GOVERNMENT  REGULATION

     The FDA imposes substantial requirements upon, and conditions precedent to, the introduction of therapeutic drug products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures. There can be no assurance that the Company can satisfy FDA regulatory protocol to gain approval for Antineoplastons in the United States or that FDA approval for the sale of Antineoplastons in the United States will be obtained.

     The effect of the FDA drug approval process for Antineoplastons may impose costly procedures upon the Company's activities and to furnish a competitive advantage to the other companies which may compete with the Company in the field of cancer treatment drugs. The extent of potentially adverse government regulations which might arise from future legislation or administrative action cannot be predicted.

The  Investigational  New  Drug  Application  Process  in  the  United  States

The Investigational New Drug Application Process in the United States is governed by regulations established by the FDA which strictly control the use and distribution of investigational drugs ("IND"s) in the United States. The guidelines require that an application for an IND, filed by a sponsor, contain sufficient information to justify administering the drug to humans, that the application include relevant information on the chemistry, pharmacology and toxicology of the drug derived from chemical, laboratory and animal or in vitro testing, and that a protocol (the "Protocol") be provided for the initial study of the new drug to be conducted on humans.

     In order to conduct a clinical trial of a new drug in humans, a sponsor must prepare and submit to the FDA a comprehensive IND application. The focal point of the IND is a description of the overall plan for investigating the drug product and a comprehensive protocol for each planned study. The plan is carried out in three phases: Phase I, in which the pharmacological effects and possible toxicity are evaluated in a small number of volunteers or patients; Phase II, in which the drug is carefully evaluated in a small population of patients for the effectiveness of the drug and short-term side effects in controlled clinical trials; and Phase III, in which greater numbers of patients are employed and broader information is gathered to provide the basis for the drug's proper use by physicians.

     An investigator's brochure must be included in the IND and the IND must commit the sponsor to obtain initial and continual review and approval of the clinical investigation. A section describing the composition, manufacture and control of the drug substance and the drug product is included. Sufficient information is required to be submitted to assure the proper identification, quality, purity and strength of the investigational drug. A description of the drug substance, including its physical, chemical, and biological characteristics, must also be included in the IND. The general method of preparation of the drug substance must be included. A list of all components including interactive ingredients must also be submitted. There must be adequate information about pharmacological and toxicological studies of the drug involving laboratory animals or in vitro tests on the basis of which the sponsor has concluded that it is reasonably safe to conduct the proposed clinical investigation. Where there has been widespread use of the drug outside of the United States or otherwise, it is possible in some limited circumstances to use well-documented clinical experience in place of some other pre-clinical work.

     After the FDA approves the IND or allows it to become effective, the investigation is permitted to proceed, during which the sponsor must keep the FDA informed of new studies, including animal studies, make progress reports on the study or studies covered by the IND, and also be responsible for informing FDA and clinical investigators immediately of unforeseen serious side effects or injuries.

When the clinical testing has been completed and analyzed, final manufacturing processes and procedures are in place, and other information required to be in a New Drug Application (an "NDA") is available to the manufacturer, a manufacturer may submit an NDA to the FDA. An NDA must be approved by the FDA covering the drug before its manufacturer can commence commercial distribution
of  the  drug.    The  NDA  contains  a  section  describing  the  clinical
investigations of the drug which section includes, among other things, the following: a description and analysis of each controlled clinical study pertinent to a proposed use of the drug; a description of each uncontrolled clinical study including a summary of the results and a brief statement explaining why the study is classified as uncontrolled; and a description and analysis of any other data or information relevant to an evaluation of the safety and effectiveness of the drug product obtained or otherwise received by the applicant from any source foreign or domestic. The NDA also includes an integrated summary of all available information about the safety of the drug product including pertinent animal and other laboratory data, demonstrated or potential adverse effects of the drug, including clinical significant potential adverse effects of administration of the drug contemporaneously with the administration of other drugs and other related drugs. A selection is included describing the statistical controlled clinical study and the documentation and supporting statistical analysis used in evaluating the controlled clinical studies.

     Another section of the NDA describes the human pharmacokinetic data and human bioavailability data (or information supporting a waiver of the submission of in vivo bioavailability data). Also included in the NDA is a section describing the composition, manufacture and specification of the drug substance including the following: a full description of the drug substance, its physical and chemical characteristics; its stability; the process controls used during manufacture and packaging; and such specifications and analytical methods as are necessary to assure the identity, strength, quality and purity of the drug substance as well as the bioavailability of the drug products made from the substance. NDAs contain lists of all components used in the manufacture of the drug product and a statement of the specifications and analytical methods for each component. Also included are studies of the toxicological actions of the drug as they relate to the drug's intended uses.

     The data in the NDA must establish that the drug has been shown to be safe for the use under its proposed labeling conditions and that there is substantial evidence that the drug is effective for its proposed use(s). Substantial evidence is defined by statute and FDA regulation to mean evidence consisting of adequate and well-controlled investigations, including clinical investigations by experts qualified by scientific training and experience, to evaluate the effectiveness of the drug involved.

PHASE  II  CLINICAL  TRIALS  CURRENTLY  BEING  CONDUCTED  BY  THE  COMPANY

 The Company is currently sponsoring seventy-two Phase II clinical trials, which are being conducted pursuant to INDs filed with the FDA of which all are currently ongoing. Dr. Burzynski is acting as principal investigator during the clinical trials pursuant to a March 25, 1997 Royalty Agreement between the Company and Dr. Burzynski (see Item 7 herein.) All of the clinical trials are conducted at the offices of Dr. Burzynski in Houston, Texas.

     One of the clinical trials is for the treatment of breast cancer using Antineoplaston A10 capsules in combination with the FDA-approved drug Methotrexate. All other clinical trials are for the treatment of a wide variety of cancers using only a combination of Antineoplastons A10 and AS2-1. In most of these trials the intravenous formulations of Antineoplastons are used. In a few other trials, the oral formulations of Antineoplastons are used.

     Prior to approving an NDA ,the FDA requires only that a drug's safety and efficacy be demonstrated in "well-controlled" clinical trials. Several different types of controls are acceptable to the FDA. One of these is "Historic Control." If the course of a disease is well-known, the response of patients taking a drug can be compared to a historic group of patients with that disease who have not had medical intervention. For example, it is known that the tumors of patients suffering from primary malignant brain tumors ("PMBT") will continue to grow, eventually causing the patient's death. If a drug is administered to a patient with PMBT and the tumors of the patient disappear or shrink significantly, an assumption is made that there has been a response to the drug. All of the Company's clinical trials, except the study with Antineoplaston A10 and Methotrexate involve the use of Historic Controls.

     Further, all trials except one are "prospective clinical trials" ("PCT"). A PCT is a clinical trial wherein patients are accrued into and follow the clinical trial protocol from the very beginning of the trial. A retrospective trial, is a trial in which data from patients treated prior to the start of a clinical trial is considered. Results of retrospective trials are, in most instances, not acceptable to the FDA.

     The  ultimate  goal  of  any  treatment  for  cancer is patient survival.
However, the FDA has determined that requiring exhaustive data showing improved patient survival may unnecessarily delay the approval of new drugs. For that reason, the FDA permits sponsors of potential cancer treatment drugs to submit data showing benefit using "Surrogate Endpoints" (Milestone{s}), which correlate to patient benefit and probable improved survival. Each of the Company's Phase II trials describes such Milestones used to determine success or failure of the treatment employed. In most of the trials the Milestones used are radiographic evidence of tumor shrinkage by X-ray, computer aided tomography ("CT Scan") or magnetic resonance imaging ("MRI"). Where appropriate, tumor markers such as Prostate Specific Antigen ("PSA"), blood counts, or bone marrow biopsy are used in order to assess a tumor's growth.

     Where tumor size is used as the Milestone, each clinical trial Protocol describes a "complete response" as a complete disappearance of all tumors with no reoccurrence of tumors for at least four weeks. A "partial response" is described as at least a 50% reduction in the size of the total tumor size, with such reduction lasting at least four weeks. A "response" is described as either a complete or partial response. "Stable disease" is described as less than 50% reduction in size but no more than 50% increase in size of the tumor mass, lasting for at least twelve weeks. "Progressive disease" is described as more than 50% increase in total tumor mass or occurrence of new tumors.

     The protocols of the Company's clinical trials are of a two-stage design, wherein twenty patients are initially to be accrued. After a specified time period, if there are zero responses by patients after the first twenty patients, the trial will be discontinued and the drug declared to have less than desired activity. If there is at least one response, the trial will be continued until forty patients have been accrued. If the study continues, the following conclusions according to protocols based on forty patients can be made: If there are three or fewer responses, then there is less than desired activity. If there are four or more responses , then there is sufficient evidence to conclude that the Antineoplaston regimen used shows beneficial activity.

      There are no clinical trials being conducted that involve "double blind" studies and all but one clinical trial involve no randomization into multiple treatment groups. The one randomized trial is of A10 capsules plus Methotrexate, a proven chemotherapy agent, in the treatment of breast cancer. In this trial, persons are randomized into one of two groups; one group receives Methotrexate alone and one group receives Methotrexate and A10 capsules.

As of October 1997, only two of the clinical trials have reached a Milestone. These are "Clinical Trial BT-18" and "Clinical Trial BT-11." Clinical Trial BT-18 is a trial involving the use of intravenous administration of Antineoplastons A10 and AS2-1 in the treatment of "mixed glioma", a type of PMBT. This trial was approved by the FDA in March of 1996, and the results have been evaluated after nine patients had been accrued. Of these there have been two complete responses and two partial responses. Another trial of Clinical Trial BT-11 involves patients with brain stem glioma. This trial was approved by the FDA in May 1996. After accrual of twelve patients there was one complete and three partial responses. However, there can be no assurance that the results of Clinical Trial BT-18 or Clinical Trial BT-11 can be repeated or that the other clinical trials will result in the same or similar responses . The Company intends to release updated information when it becomes available.

     The one trial that is retrospective is the CAN-1 Clinical Trial, which is a clinical trial of patients treated by Dr. Burzynski through February 23, 1996. An analysis has been made of the patients with PMBT in the CAN-1 trial. Of forty evaluable patients, seventeen have experienced more than 50%
reduction in the size of their tumors, of whom seven had complete disappearance of tumor. The FDA has indicated it will not accept the data generated by this trial since it was not a wholly prospective one.

     Notwithstanding the response results of Clinical Trial BT-18 and Clinical Trial BT-11, management believes that it is likely that the FDA may require that additional clinical trials based upon the Clinical Trial BT-18 and Clinical Trial BT-11 Protocols be conducted by an institution not affiliated with the Company or Dr. Burzynski before advising that an NDA filing is warranted. At the present time the Company cannot predict when the Company will submit an NDA to the FDA, nor can the Company estimate the number or type of additional trials the FDA will require. Further, there can be no assurance that a NDA for Antineoplastons, as a treatment for cancer, will ever be approved by the FDA.

     No assurance can be given that any new IND for clinical tests on humans will be approved by the FDA for human clinical trials on cancer or other diseases, or that the results of such human clinical trials will prove that Antineoplastons are safe or effective in the treatment of cancer, or other diseases, or that the FDA would approve the sale of Antineoplastons in the United States if any application were to be made by the Company.

     The following table sets forth the title of the Protocol, the subject of the Protocol with dates submitted to the FDA, the number of persons currently enrolled in each study, and the number of persons who may ultimately participate in each study.

ACTIVE  PHASE  II  CLINICAL  TRIALS


                 NUMBER OF PERSONS ENROLLED     NUMBER OF PATIENTS WHO MAY
                           PARTICIPATE IN THE STUDY
              TITLE OF PROTOCOL     SUBJECT OF PROTOCOL AND DATE
              -----------------     ----------------------------

AD-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA  OF  THE  ADRENAL  GLAND;  Revised 7/20/96; Revised 9/28/96; Revised
4/14/97.
                                        2     40


BL-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
CARCINOMA  OF  THE BLADDER; Revised 7/20/96; Revised 9\28/96; Revised 4/14/97.
    --------------------------------------------------------------------------
                                   3     40
                                   -     --

BR-10          PROTOCOL FOR RANDOMIZED CONTROLLED TRIAL COMPARING METHOTREXATE
TREATMENT  ALONE  TO  THE  COMBINATION OF METHOTREXATE AND ANTINEOPLASTON A10;
Revised  4/12/97,  Revised    7/28/97.
                                        7     40
                                        -     --

BR-12         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
   CARCINOMA OF THE BREAST, Revised 7/20/96; Revised 4/29/97.     17     40
      -------------------------------------------------------     --     --

BR-14      PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 CAPSULES IN PATIENTS
           -------------------------------------------------------------------
WITH ADVANCED BREAST CANCER; 8/26/96; Revised 12/10/96; Revised 4/12/97.     6
------------------------------------------------------------------------     -
                                      40
                                      --

BR-6     PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN CHILDREN
         ---------------------------------------------------------------------
               WITH HIGH GRADE GLIOMA; March 1996.     9     40
               -----------------------------------     -     --

BT-7          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
              GLIOBLASTOMA MULTIFORME; March 1996;     34     40
                  --------------------------------     --     --

BT-8          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
    ANAPLASTIC ASTROCYTOMA; Revised 4/14/97; Revised 9/15/97.     9     40
        -----------------------------------------------------     -     --

BT-9          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
BRAIN TUMORS; Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.     11     40
    ------------------------------------------------------------     --     --

BT-10         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH
              ----------------------------------------------------------------
 BRAIN TUMORS; Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.     5     40
    -------------------------------------------------------------     -     --

BT-11         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
BRAIN STEM GLIOMA; Revised 5/15/96; Revised 7/11/96; Revised 9/28/96; Revised 5/10/97.
                                        15     40
                                        --     --

BT-12         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH
PRIMITIVE NEUROECTODERMAL TUMORS; (PNET), Revised 7/11/96, Revised 9/28/96; Revised 4/14/97.
                                        5     40
                                        -     --

BT-13     PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH LOW
GRADE ASTROCYTOMA; Revised 7/11/96; Revised 9/28/96; Revised 4/14/97; Revised 9/5/97.
                                        7     40
                                        -     --

BT-14         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH
RHABDOID TUMOR OF THE CENTRAL NERVOUS SYSTEM; Revised 5/17/96; Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.
                                        3     40
                                        -     --

BT-15         PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS
WITH ANAPLASTIC ASTROCYTOMA; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97; Revised 9/5/97.
                                        17     40
                                        --     --

BT-16         PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS
              ----------------------------------------------------------------
WITH LOW GRADE ASTROCYTOMA; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.
   ---------------------------------------------------------------------------
                                   5     40
                                   -     --

BT-17         PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS
              ----------------------------------------------------------------
WITH  OLIGODENDROGLIOMA;  Revised  7/26/96;  Revised 10/4/96; Revised 4/14/97.
   ---------------------------------------------------------------------------
                                   5     40
                                   -     --

BT-18        PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS
             -----------------------------------------------------------------
WITH  MIXED GLIOMA; Revised 7/26/96; Revised 10/4/96; Revised 12/9/96; Revised
  ----------------------------------------------------------------------------
                            4/14/97.     12     40
                            --------     --     --

BT-19         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
          NEUROFIBROMA AND SCHWANNOMA; Revised 4/14/97.     0     40
             ------------------------------------------     -     --

BT-20        PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS
WITH  GLIOBLASTOMA  MULTIFORME;  Revised  7/26/96;  Revised  10/4/96;  Revised
4/14/97.
                                        35     40
                                        --     --

BT-21        PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS
WITH  PRIMARY  MALIGNANT BRAIN TUMORS; Partially Amended, pg.  9/5/95; Revised
9/10/96;  Revised    4/14/97;  Revised  8/25/97.
                                        19     40
                                        --     --

BT-22         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH
PRIMARY MALIGNANT BRAIN TUMORS; Partially Amended, pg. 11/5/97; Revised 4/14/97; Revised 9/10/97.
                                        4     40
                                        -     --

BT-23          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
CHILDREN  WITH  VISUAL  PATHWAY  GLIOMA;  5/22/96;  Revised  11/18/96; Revised
4/14/97.
                                        2     40
                                        -     --

BT-24          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
               ---------------------------------------------------------------
   PATIENTS WITH EPENDYMOMA; 5/15/96; Revised 11/18/96; Revised 4/14/97.     7
          --------------------------------------------------------------     -
                                      40
                                      --

BT-25          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
               ---------------------------------------------------------------
PATIENTS  WITH  CRANIOPHARYNGIOMA; 5/15/96; Revised 11/18/96; Revised 4/14/97.
       -----------------------------------------------------------------------
                                   0     40
                                   -     --

BT-26          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
PATIENTS  WITH  CHOROID  PLEXUS  NEOPLASM;  5/15/96; Revised 11/18/96; Revised
                             4/14/97.     1     40


BT-27          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
               ---------------------------------------------------------------
PATIENTS WITH GERM CELL TUMOR OF THE BRAIN; 5/15/96; Revised 11/18/96; Revised
       -----------------------------------------------------------------------
                             4/14/97.     0     40
                             --------     -     --

BT-28          PHASE  II  STUDY  OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN
               ---------------------------------------------------------------
   PATIENTS WITH MENINGIOMA; 5/17/96; Revised 9/10/96; Revised 4/14/97.     2
          -------------------------------------------------------------     -
                                      40
                                      --

CAN-1         PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
          REFRACTORY MALIGNANCIES; Revised  7/11/96.     133     133
             ---------------------------------------     ---     ---

CO-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA OF THE COLON; Revised 7/9/96; Revised 9/7/96; (RE-2 was added to this Protocol) Revised 4/14/97.
                                        12     40
                                        --     --

CO-3      PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 CAPSULES IN PATIENTS
WITH  ADENOCARCINOMA  OF  THE  COLON;  Revised  8/12/96;  Revised  12/2196.
                                        4     40
                                        -     --

ES-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA OF THE ESOPHAGUS; Revised 7/9/96; Revised 9/10/96; Revised 10/30/96; Revised 4/14/97.
                                        4     40
                                        -     --

HB-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH
HEPATOBLASTOMA;  Revised  7/8/96;  Revised  9/10/96;  Revised  3/2/97; Revised
4/14/97.
                                        0     40
                                        -     --

HE-2      PHASE II STUDY OF ANTINEOPLASTONS A10 IN PATIENTS WITH PRIMARY LIVER
          --------------------------------------------------------------------
        CANCER; Origination date 2/12/97; Revised 5/28/97.     1     40
        --------------------------------------------------     -     --

HN-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA OF THE HEAD AND NECK; Revised 7/9/96; Revised 9/10/96; Revised 11/6/96; added Children's Informed Consent, Revised 4/14/97.
                                        6     40
                                        -     --

LA-3          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA OF THE LUNG; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97; Revised 6/26/97.
                                        13     40
                                        --     --

LA-4          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
LARGE CELL, UNDIFFERENTIATED CARCINOMA OF THE LUNG Revised 7/20/96; Revised 9/28/96, Revised 12/11/96; Revised 4/14/97.
                                        4     40
                                        -     --

LA-5          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
BRONCHIAL  ALVEOLAR  CARCINOMA  OF THE LUNG; Revised 7/20/96; Revised 9/28/96;
Revised  12/11/96;    Revised  4/14/97.
                                        1     40
                                        -     --

LA-6          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
SQUAMOUS CELL CARCINOMA OF THE LUNG; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.
                                        5     40
                                        -     --

LA-7          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
SMALL  CELL  CARCINOMA  OF THE LUNG; Revised 7/20/96; Revised 9/28/96; Revised
    --------------------------------------------------------------------------
                             4/14/97.     2     40
                               ------     -     --

LA-10      PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 CAPSULES IN PATIENTS
           -------------------------------------------------------------------
WITH  NON  SMALL  CELL  LUNG  CANCER; Revised 8/12/96; Revised 9/9/96; Revised
------------------------------------------------------------------------------
                             12/9/96.     9     40
                             --------     -     --

LY-3          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
NON-HODGKIN'S  LYMPHOMA  ;  Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.
    --------------------------------------------------------------------------
                                   2     40
                                   -     --

LY-6          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
NON-HODGKIN'S LYMPHOMA, LOW GRADE; Revised 6/22/96; Revised 8/12/96; Revised 9/28/96; Revised 10/23/96; Revised 5/11/97.
                                        18     40
                                        --     --

LY-7          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
NON-HODGKIN'S LYMPHOMA, INTERMEDIATE GRADE; Revised 6/22/96; Revised 8/12/96; Revised 9/28/96; Revised 10/23/96; Revised 4/14/97.
                                        10     40
                                        --     --

LY-8          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
   NON-HODGKIN'S LYMPHOMA, HIGH GRADE; Revised 6/22/96; Revised 5/11/96.     1
        ----------------------------------------------------------------     -
                                      40
                                      --

LY-9          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
    MANTLE ZONE LYMPHOMA., Revised 6/22/96; Revised 9/10/96; Revised 4/14/97.
         --------------------------------------------------------------------
                                   4     40
                                   -     --

LY-10          PHASE  II  STUDY  OF  ANTINEOPLASTON A10 AND AS2-1 WITH CHRONIC
               ---------------------------------------------------------------
     MYELOGENOUS LEUKEMIA; Revised 10/4/96; Revised 4/14/97.     0     40
             -----------------------------------------------     -     --

LY-11          PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
               ---------------------------------------------------------------
  MYCOSIS FUNGOIDES - SEZARY SYNDROME; Revised 9/10/96; Revised 4/14/97.     0
      ------------------------------------------------------------------     -
                                      40
                                      --

LY-12          PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
PRIMARY  CENTRAL  NERVOUS  SYSTEM  LYMPHOMA; Revised 9/10/96; Revised 4/14/97.
                                        0     40
                                        -     --

LY-13          PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
PRIMARY  LYMPHOMA  OF  THE  GASTROINTESTINAL  TRACT;  Revised 9/10/96; Revised
4/14/97.
                                        0     40
                                        -     --

LY-14     PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 INFUSIONS IN PATIENTS
WITH CHRONIC LYMPHOCYTIC LEUKEMIA; Revised 5/22/96; Revised 9/18/96; Revised 12/9/96; Revised 4/14/97.
                                        2     40
                                        -     --

MA-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
 MESOTHELIOMA; Revised 7/8/96; Revised 9/10/96; Revised 4/14/97.     4     40
     -----------------------------------------------------------     -     --

ME-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
  MALIGNANT MELANOMA; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.     8
      ------------------------------------------------------------------     -
                                      40
                                      --

MF-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
            MALIGNANT FIBROUS HISTIOCYTOMA; June 1997.     0     40
                --------------------------------------     -     --

MM-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
       MULTIPLE MYELOMA; Revised 7/26/96; Revised 10/2/96.     5     40
           -----------------------------------------------     -     --

MW-2          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
MACROGLOBULINEMIA OF WALDESTROM; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.
                                        0     40
                                        -     --

NB-2          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
    NEUROBLASTOMA; Orig: Dec 6, 1996; Revised 2/13/97; Revised 4/14/97.     1
         --------------------------------------------------------------     -
                                      40
                                      --

NE-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
NEUROENDOCRINE TUMORS; Revised 7/9/96; Revised 9/10/96; Revised 4/14/97.     3
    --------------------------------------------------------------------     -
                                      40
                                      --

OV-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
CARCINOMA  OF  THE  OVARY;  Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.
    --------------------------------------------------------------------------
                                   5     40
                                   -     --

PA-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA  OF THE PANCREAS; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.
                                        11     40
                                        --     --

PN-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
PRIMITIVE NEUROECTODERMAL TUMOR OUTSIDE THE CENTRAL NERVOUS SYSTEM; Orig: Dec 6, 1996; Revised 2/10/97; Revised 4/14/97.
                                        1     40
                                        -     --

PR-4          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA OF THE PROSTATE; Revised 7/5/96; Revised 10/3/96; Revised 7/9/97; Revised 10/14/97.
                                        11     40
                                        --     --

PR-5      PHASE II STUDY OF ADENOCARCINOMA OF THE PROSTATE WITH ANTINEOPLASTON
A10 AND AS2-1 CAPSULES; Revised 5/16/96; Revised 7/29/96; Revised 10/3/96; Revised 10/14/97.
                                        16     40
                                        --     --

PR-6          PHASE  II  STUDY  OF  ANTINEOPLASTON  A10  AND AS2-1 CAPSULES IN
COMBINATION WITH TOTAL ANDROGEN BLOCKADE IN PATIENTS WITH ADENOCARCINOMA OF THE PROSTATE. 8/1/97; Revised 8/25/97.
                                        0     40
                                        -     --

PR-8          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA OF THE PROSTATE; Revised 7/5/96; Revised 9/10/96; Revised 4/14/97; Revised 10/14/97.
                                        0     40
                                        -     --

RN-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA OF THE KIDNEY, Revised 7/20/96; Revised 9/28/96; Revised 10/25/96; Revised 4/14/97.
                                        9     40
                                        -     --

SA-2     PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH SOFT
         ---------------------------------------------------------------------
TISSUE SARCOMA; Revised 7/8/96; Revised 9/10/96; revised 4/14/97.     8     40
-----------------------------------------------------------------     -     --

SI-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
              ----------------------------------------------------------------
CARCINOMA  OF  THE  SMALL  INTESTINE; Revised 7/9/96; Revised 9/10/96; Revised
    --------------------------------------------------------------------------
                             4/14/97.     1     40
                                -----     -     --

ST-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
ADENOCARCINOMA  OF  THE  STOMACH;  Revised  7/8/96;  Revised  9/10/96; Revised
4/14/97.
                                        6     40
                                        -     --

UC-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA OF THE UTERINE CERVIX AND/OR VULVA; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.
                                        8     40
                                        -     --

UP-2          PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH
CARCINOMA  OF  AN  UNKNOWN  PRIMARY;  Revised 7/8/96; Revised 9/10/96; Revised
4/14/97.
                                        6     40

WT-2          PHASE  II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH
 WILMS' TUMOR.  Revised 7/8/96; Revised 9/10/96; Revised 4/14/97.     2     40


COMPETITION

     There are many companies, universities, research teams and scientists, both private and government-sponsored, which are engaged in research aimed at producing cancer treatment agents and which have far greater financial resources and larger research staffs and facilities than the Company. In addition, there are other companies and entities, both private and government-sponsored, which are engaged in research aimed at compounds similar or related to the Company's Antineoplastons. To the extent that the United States Government also conducts research or supports other companies or individuals in their research, such companies or individuals may have a competitive advantage over the Company.

RESEARCH  AND  DEVELOPMENT

     The Company's principal research and development efforts conducted on behalf of Dr. Burzynski are currently diverted toward Antineoplastons. The anticancer activity of these compounds has been documented in preclinical studies employing the methods of cell culture, pharmacology, cell biology, molecular oncology, experimental therapeutics and animal models of cancer. At the level of Phase II clinical studies, the Company believes that the anticancer activity of Antineoplastons is supported by preliminary results from ongoing, FDA authorized, Phase II clinical trials.

The cellular mechanism underlying the anticancer effects of Antineoplastons continues to be investigated in both the Company's own basic preclinical research program and in independent laboratories around the world. A review of this work suggests several mechanisms that may underlie the antineoplastic activity of Antineoplastons. For example, it has been found, in cell culture experiments, that Antineoplastons induce pathologically undifferentiated cancer cells to assume a more normal state of differentiation. Cell culture experiments have also shown that Antineoplaston components can kill some cancer cells by activating the cell's intrinsic "suicide" program. It must be noted that data collected in cell culture experiments may or may not indicate the mechanism of action of Antineoplastons in humans.

     At a more molecular or sub-cellular level, cell culture experiments have shown that Antineoplastons can block biochemical pathways involving oncogenes required to produce abnormal cell growth. In addition, cell culture experiments have shown that Antineoplastons can increase the expression of anticancer tumor suppressor genes. Although these experiments were conducted using human cancer cells, they may or may not indicate the mechanism of Antineoplaston action in humans.

     In addition to the original family of Antineoplaston compounds (the "Parental Generation"), the Company continues its development of a second generation of Antineoplastons. In cell culture experiments the second generation Antineoplastons which were developed by the Company, have been shown to be at least a thousand times more potent then the Parental Generation.

     The Company is also developing a third generation of structurally altered Antineoplaston that the Company believes will exhibit markedly improved anticancer activity in human cancer cell lines that have been resistant to the Parental Generation. However, increases of antineoplastic activity in cell culture experiments may or may not translate into increased efficacy in humans.

     The Company is also involved in ongoing studies examining the pharmacokinetics (absorption, distribution, metabolism, and excretion) and pharmacodynamics (dose-response) of Antineoplastons in patients with neoplastic disease.

     Total research and development expense for 1997 and 1996 were approximately $993,947 and $461,094, respectively. The Company's 1998 research and development plan calls for approximately $700,000 in development costs. For the six months ended August 31, 1997, the Company incurred approximately  $364,000  in  research  and  development  costs.

ITEM  2.          MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OR PLAN OF OPERATION

     The following discussion contains trend information and other forward looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those identified.

     The Company is primarily engaged in the research and development of drugs currently being tested for the use in the treatment of cancer, and provides chemical consulting services. The Company also holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in Antineoplaston drugs used in the treatment of cancer. The Company will not be able to exercise such exclusive rights until the drug is approved for sale by the FDA. The Company received the majority of its income from royalty, rent, administrative service and supply agreements with Dr. Burzynski, which were entered into January 23, 1992.

RESULTS  OF  OPERATIONS

     Under the royalty agreement in effect at the time, the Company received 17% of Dr. Burzynski's gross clinic revenues for treatment in the U.S., Canada and Mexico, excluding consultations, office visits, sales and rental of pharmaceutical equipment and medicine and chemicals produced for the Company. The Company received revenue from the royalty agreement amounting to $1,454,469 and $1,538,735 for the years ending February 28, 1997 and February 29, 1996, respectively. The royalty revenue decreased $84,266 or 5.47% from 1996 to 1997.

     Rental income was generated from (i) a personal property lease by the Company to Dr. Burzynski covering equipment and maintenance of property located 12707 Trinity Drive, Stafford, Texas, (ii) a sublease by the Company to Dr. Burzynski covering the premises leased by the Company at 12707 Trinity Drive, Stafford, Texas, and (iii) a sublease by the Company to Dr. Burzynski of certain equipment located at its Corporate offices in Houston, Texas, used by the Company for its Department of Medicine and certain administrative functions. Rental income was $397,719 and $478,219 for the years ending in 1997 and 1996, respectively. The decrease in rental income of $80,500 or 16.83% from 1996 to 1997 was due to Dr. Burzynski buying the building located at 12707 Trinity Drive in July 1996 and the canceling of the related sublease by the Company to Dr. Burzynski.

     Under the administrative services agreement Dr. Burzynski agreed to pay for (i) 60% of the Company's payroll, including IRS withholding and unemployment taxes, and (ii) 60% of the Company's employees insurance, including medical, dental, life, disability and worker's compensation. Revenue generated under this agreement amounted to $930,266 and $916,817 for the years ending in 1997 and 1996. The increase in administrative services income of $13,449 or 1.47% was due to the increase in personnel.

     Cost of operations were $1,211,863 and $1,159,703 for the years ending in 1997 and 1996. The increase of $52,160 or 4.5% was due to the following: (i) increase in personnel cost of $221,351, (ii) increase in analytical chemistry supplies of $51,894, (iii) decrease in building rent of $105,257, (iv) decrease in maintenance and repair cost of $68,483, and (v) decrease in other building and equipment costs of $47,345.

     General and administrative expenses were $884,288 and $1,096,867 for the years ending in 1997 and 1996. The decrease of $212,579 or 19.38% was due to the following: (i) increase legal fees of $133,571, (ii) decrease in personnel cost of $360,061 and (iii) increase in other G&A expenses of $13,911.

     Research and development costs were $993,947 and $461,094 for the years ending in 1997 and 1996. The increase of $532,853 or 115.6% was mainly due to the Company agreeing to pay 20% of the cost of chemicals used in Phase II clinical trials conducted by Dr. Burzynski form March 1, 1996 to February 28, 1997.

FINANCIAL  CONDITION

     The Company had net losses of $541,825 and $50,499 for the years ending February 28, 1997 and February 29, 1996. The increase in the net loss from 1996 and 1997 is mostly attributable to the increase in the research and development cost mainly due to the payment of the 20% of the cost of chemicals used in the Phase II clinical trials. As of February 28, 1997 the Company had a total stockholders' deficit of $347,698.

     The Company has generated substantially all of its revenues from agreements between the Company and Dr. Burzynski. Effective March 1, 1997 the Company entered into a research funding agreement with Dr. Burzynski and terminated all of the royalty, rent, administrative services and supply agreements entered into on January 23, 1992. Under this research funding agreement the Company agrees to undertake all scientific research in connection with the development of new or improved Antineoplastons for the treatment of cancer and other diseases. The Company will hire such personnel as is required to fulfill this obligation. Dr. Burzynski agrees to fund in its entirety all basic research which the Company undertakes in connection with the development of other Antineoplastons or refinements to existing Antineoplastons for the treatment of cancer and other diseases. Dr. Burzynski agrees to pay the expenses to conduct the clinical trials for the Company. Dr. Burzynski also agrees to provide the Company such laboratory and research space as the Company needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility, at no charge to the Company. Dr. Burzynski may fulfill his obligation in part by providing such administrative staff as is necessary for the Company to manage its business, at no cost to the Company. Dr. Burzynski agrees to pay the full amount of the monthly and annual budget or expenses for the operation of the Company, together with such other unanticipated but necessary expenses which the Company incurs.

     The amounts which Dr. Burzynski is obligated to pay under the agreement shall be reduced dollar for dollar by the following: (i) any income which the Company receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income, or (ii) the net proceeds of any stock offering or private placement which the Company receives during the term of the agreement up to a maximum of $1,000,000 in a given Company fiscal year. The initial term of the agreement is one year, and will be automatically renewed for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement. The agreement shall automatically terminate in the event that Dr. Burzynski owns less than fifty percent of the outstanding shares of the Company, or is removed as President and or Chairman of the Board of the Company, unless Dr. Burzynski notifies the Company in writing of his intention to continue the agreement notwithstanding this automatic termination provision. There is no assurance that Dr. Burzynski will be able to fulfill his part of this research funding agreement.

     It is the Company's intention to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital.

     In January, 1992 the Department of Health of the State of Texas filed a lawsuit against the Company and Dr. Burzynski for injunctive relief and statutory fines and costs relating to the use of Dr. Burzynski's treatment, which was alleged to be a violation of state law. There has been very little activity in the case. The case has been on trial calendar for the past year and a half, but has continued by the agreement of the parties. The injunctive part of the case is largely moot insofar as at the present time all of Dr. Burzynski's patients are enrolled in FDA approved clinical trials or have FDA approval under special exceptions. The only part of the case which is not moot is the statutory damage claim, which is for attorney's fees, investigative costs, and administrative fines. Although, the statute provides for administrative fines up to $25,000 per day per violation, it is the opinion of the Company's legal counsel that it is extremely unlikely that the maximum statutory fine or anything close to it would be assessed by the trier of fact. The Company intends to vigorously defend this case unless an amicable  settlement  can  be  reached  prior  to  trial.

     The Company's independent auditors' report on the Company's financial statements includes an explanation paragraph stating that the Company has incurred losses from operations, and has a working capital deficiency that raises substantial doubt about the Company's ability to continue as a going concern. Further, the auditors' report does not include any adjustments that might result from the outcome of this uncertainty.

IN REVIEWING MANAGEMENT'S DISCUSSION AND ANALYSIS, REFERENCE SHOULD BE MADE TO THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED BELOW
AS  PART  F/S  (FINANCIAL  STATEMENTS)  IN THIS AMENDMENT NO. 1 TO FORM 10-SB.

ITEM  3.          DESCRIPTION  OF  PROPERTY

     The Company does not own or invest in real estate, interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

     The Company maintains its laboratory in premises owned by Dr. Burzynski and his wife, Dr. Barbara Burzynski (the "Burzynskis"). Pursuant to arrangements with the Burzynskis (see Item 7 herein), the Company occupies certain premises located at (i) 12707 Trinity Drive, Stafford, Texas for office, laboratory and medical research purposes (comprised of a total of 675 square feet); and (ii) 12000 Richmond Avenue, Houston, Texas for its executive offices (comprised of a total of 1569 square feet).

ITEM  4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
Amount  and  nature
Title  of  class     Name / address of beneficial owner          of beneficial
----------------     ----------------------------------          -------------
owner          Percent  of  class
-----          ------------------

Common  Stock         Stanislaw R. Burzynski, M.D., Ph.D.          105,000,000
shares                        79.92%

SECURITY  OWNERSHIP  OF  MANAGEMENT.
Amount  and  nature
Title  of  class     Name / address of beneficial owner          of beneficial
----------------     ----------------------------------          -------------
owner          Percent  of  class
-----          ------------------

Common  Stock         Stanislaw R. Burzynski, M.D., Ph.D.          105,000,000
shares                        79.92%

Common  Stock          Tadeusz Burzynski, M.Sc., .E.E.                 712,506
shares                            .54%

Common  Stock          Dean  Mouscher                           206,000 shares
 .16%

Common  Stock     Barbara Burzynski, M.D.                        50,000 shares
 .038%

Common Stock     Michael H. Driscoll, Esq.                      275,000 shares
 .21%

     As of March 3, 1998, there were 131,389,444 shares of the Company's Common Stock outstanding.

ITEM  9.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The  executive  officers  and  directors  of  the Company are as follows:

     Name                                                  Age          Office
     ----                                                  ---          ------

Stanislaw  R.  Burzynski,  M.D.,  Ph.D.               54          Director and
President

Tadeusz  Burzynski, M.Sc., E.E.          65          Senior Vice President and
Director

Dean  Mouscher                                           45          Secretary

Barbara  Burzynski,  M.D.                              57             Director

Michael  H.  Driscoll,  Esq.                              51          Director

Carlton  Hazelwood,  Ph.D.                              62            Director

     STANISLAW R. BURZYNSKI, M.D., PH.D. , has been a Director, President, and Chairman of the Board of Directors of the Company since its inception in 1984. Dr. Burzynski is a physician in private practice in Houston, Texas specializing in the treatment of cancer. Dr. Burzynski is the husband of Barbara Burzynski, M.D. and the brother of Tadeusz Burzynski, M.Sc., E.E.

     Currently listed in Who's Who In The World, and a member in good standing with both the American and World Medical Associations, Dr. Burzynski, is an internationally recognized physician and scientist who has pioneered the development and use of biologically active peptides in diagnosing, preventing, and treating cancer since 1967. In 1967, Dr. Burzynski graduated from the Medical Academy in Lublin Poland, with an M.D. degree with distinction, finishing first in his class of 250, and subsequently earned his Ph.D. in Biochemistry.

From  1970  to  1977,  he  was  a researcher and Assistant Professor at Baylor
College of Medicine in Houston, at Baylor, Dr. Burzynski's research was sponsored and partially funded by the National Cancer Institute. Also at Baylor, he authored and co-authored sixteen publications, including five concerning his research on peptides and their effect on human cancer. Four of these publications were also co-authored by other doctors associated with M.D. Anderson Hospital and Tumor Institute, and Baylor College of Medicine. In May, 1977, Dr. Burzynski received a Certificate of Appreciation from Baylor College of Medicine and in that same year founded the Company.

     Dr. Burzynski is a member of the American Medical Association, American Association for Cancer Research, Harris County Medical Society, New York Academy of Sciences, Society for Neuroscience, Texas Medical Association, the Society of Sigma Xi, and has privileges at Twelve Oaks Hospital located near the Burzynski Research Institute in Houston. He is the author of 170 scientific publications, presenter of scientific papers at major international conventions, and has been awarded fifty-two patents covering twenty-seven countries for his Antineoplaston treatment. Other groups are working in conjunction with him, including researchers at the University Kurume Medical School in Japan.

     TADEUSZ BURZYNSKI, M.SC., E.E., Vice President in Charge of Technical Operations and a Director of Burzynski since 1981, is the brother of Dr. Burzynski. Mr. Burzynski has been project manager for the construction of several medically related facilities around the world including a biological research center at the University of Cracow, Cracow, Poland, three hospitals and a medical center. Mr. Burzynski has also lived approximately six years in Brazil, during which time he was engaged in various capacities including design and technical supervisor for the construction of various chemical refineries. He received his Bachelor of Science in Electrical Engineering from the Academy of Mining and Metallurgy in Cracow, Poland in 1958, and Master of Science from the Federal University in Santa Maria, Brazil in 1981. Mr. Burzynski is primarily responsible for the design, assembly, installation and operation of Burzynski's processing and manufacturing facilities.

     DEAN MOUSCHER has been a Secretary of the Company since 1995 and is employed by Dr. Burzynski's medical practice in the capacity of Director of Clinical Trials. Prior to his Directorship, Mr. Mouscher was self-employed as a floor trader at the Chicago Board of Trade, trading for his own account. Currently, he owns The English Center, a corporation in Chicago, Illinois which employs individuals to teach the English language to people whose first language is Polish.

     BARBARA BURZYNSKI, M.D., a Director and the wife of Dr. Dr. Burzynski, has been the Chairman of the Department of Pharmacy of Burzynski and the predecessor sole proprietorship since inception. From January 1976, to July 1977, she was a Research Assistant in the Department of Pediatrics at Baylor College of Medicine and from 1970 to 1975, was a Resident Physician in the Department of Obstetrics and Gynecology at the Medical Academy, Lublin,
Poland. Dr. Burzynski graduated with and M.D. in 1966 from the Medical Academy, Lublin, Poland, and has published three articles on studies with Antineoplastons.

     MICHAEL H. DRISCOLL, ESQ. has been a Director of the Company since 1984. Mr. Driscoll is a former judge and the County Attorney of Harris County, Texas. Mr. Driscoll is also a Director, Vice Chairman, Secretary and
Treasurer  of  Brittan  Communications  International  Corp.

     CARLTON HAZELWOOD, PH.D. has been a Director of the Company since 1997. Dr. Hazelwood is currently employed as a professor at the Baylor College of Medicine and received his Ph.D. in Medical Physiology from the University of Tennessee. Dr. Hazelwood is a prolific writer on medical topics and has been recognized for his research with numerous awards, honors and research grants.

ITEM  6.          EXECUTIVE  COMPENSATION

                          SUMMARY COMPENSATION TABLE
                          --------------------------

                                           Long-Term    Compensation
       Annual  Compensation                                        Awards
Fiscal                                                              Securities
Name  /  Position                               Year     Salary          Bonus
-----------------                               ----     ------          -----
Restricted  Stock                Underlying                            Awards
---                                                                    ------
Options/SARs
---       --


Stanislaw  R.  Burzynski,  M.D.,  Ph.D.          1997        $ 290,000     -0-
-0-                    -0-
President

Tadeusz  Burzynski,  M.Sc.,  E.E.                   1997     $ 158,000     -0-
-0-                    -0-
Senior  Vice  President

Robert  Waldbillig,  Ph.D.             1997     $ 100,000     -0-          -0-
-0-
Vice  President  of  Research

Dean Mouscher                         1997     $   60,000     -0-          -0-
-0-
Secretary

Mohammad  K.  Sheikh,  Ph.D.          1997     $   55,000     -0-          -0-
-0-
Chairman,  Dept.  Of  Organic  Chemistry

Andrzej  Czerwinski,  Ph.D.           1997     $   45,000     -0-          -0-
-0-
Research  and  Development  Manager

ITEM  7.          CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Dr. Burzynski, is President, Chairman of the Board and owner of 79.92% of the Company's outstanding Common Shares. The Company has entered into a license agreement with Dr. Burzynski which gives the Company the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all of his rights, title and interests in Antineoplaston drugs, in treatment and diagnosis of cancer, including but not limited to any patent rights which may be granted in these countries. The license is terminable at the option of Dr. Burzynski, if he is removed as Chairman of the Board or President of the Company, or if any shareholder or group of shareholders acting in concert becomes the beneficial owner of the Company's securities having voting power equal to or greater than the voting power of the securities held by him. This license agreement was amended on April 24, 1984 and on March 2, 1990 whereby the Company modified its rights it holds from Dr. Burzynski by granting to Dr. Burzynski the limited right to manufacture, use, and exploit Antineoplastons in the Company's exclusive territory solely for the purpose of enabling Dr. Burzynski to treat patients in his medical practice until such date that the FDA may approve the use and sale of Antineoplastons for the treatment of cancer in the United States.


                                      21
3091\005\011-Form10-SB.025
     The Company and Dr. Burzynski entered into the following agreements on January 23, 1992:

     A personal property lease between the Company and Dr. Burzynski pursuant to which the Company leased equipment located at 12707 Trinity Drive, Stafford, Texas to Dr. Burzynski.

     A sublease by the Company to Dr. Burzynski of certain equipment located at its Corporate offices in Houston, Texas,

     An arrangement pursuant Dr. Burzynski agreed to pay the Company the following:

     60%  of  the  Company's  payroll  expenses;

     60% of Company's employees' perquisites including medical, dental, life , disability and worker's compensation insurance

     17% of gross clinical revenues for treatment in the U.S., Canada and Mexico, excluding consultations, office visits, sales and rental of pharmaceutical equipment and medicine and chemicals produced for the Company.

     The following is a list of transactions that occurred during the fiscal year ended February 28, 1997:

Royalties,  rents,  administrative  services  and
     supplies  paid  by  Dr.  Burzynski.                           $ 2,782,554

     Amounts  due  from  Dr.  Burzynski  for  billings
recorded  in  accounts  receivable  at  year  end.            $        398,885

     Payments  made  to  Dr.  Burzynski  for  20%  of  the
     cost  of  chemicals  used  in  clinical  trials  being
conducted  by  Dr.  Burzynski  from  March  1,  1996
     to  February  28,  1997.                                     $    593,242

     Company  expenses  paid  by  Dr.  Burzynski  for
     legal  fees,  rent,  and  security  services.                $    345,500

     Short  term  loans  made  to  the  Company  by
Dr.  Burzynski  during  the  year.                               $      24,300

     Repayment  of  short  term  loans  made  by
Dr.  Burzynski  during  the  year.                               $      24,300

     Interest  paid  to  Dr.  Burzynski  for  short  term
loans  during  the  year.                                      $           178

     Effective March 1, 1997, the Company entered into a research funding agreement with Dr. Burzynski (the "Research Funding Agreement") and terminated all of the aforementioned agreements. The term of the Research Funding Agreement is for one year, and is automatically renewable for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement. In addition to the foregoing termination provisions, the agreement automatically terminates in the event that Dr. Burzynski owns less than fifty percent of the outstanding shares of the Company, or is removed as President and/or Chairman of the Board of the Company, unless Dr. Burzynski notifies the Company in writing of his intention to continue the agreement notwithstanding this automatic termination provision. Pursuant to the Research Funding Agreement:

     The Company agreed to undertake all scientific research in connection with the development of new or improved Antineoplastons for the treatment of cancer and other diseases. The Company will hire such personnel as is required to fulfill its obligations under the agreement;

     Dr. Burzynski agreed to fund in its entirety all basic research which the Company undertakes in connection with the development of other Antineoplastons or refinements to existing Antineoplastons for the treatment of cancer and other diseases;

     Dr. Burzynski agreed to pay the expenses to conduct the clinical trials for the Company;

     Dr. Burzynski agreed to provide the Company such laboratory and research space as the Company needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility, at no charge to the Company;


     The parties agreed that Dr. Burzynski may fulfill his obligations in part by providing such administrative staff as is necessary for the Company to manage its business, at no cost to the Company;

     Dr. Burzynski agreed to pay the full amount of the monthly and annual budget or expenses for the operation of the Company, together with such other unanticipated but necessary expenses which the Company incurs. Payments from Dr. Burzynski to the Company of the monthly budget shall be made in two equal installments on the first and fifteenth of each month;

     In the event the research described in the agreement results in the approval of any additional patents, Dr. Burzynski shall own all such patents, but shall license to the Company the patents based on the same terms, conditions and limitations as provided by the License Agreement;

     Dr. Burzynski shall have unlimited and free access to all equipment which the Company owns, so long as such use is not in conflict with the Company's use of such equipment, including without limitation to all equipment used in manufacturing of Antineoplastons used in the clinical trials;


                                      22
3091\005\011-Form10-SB.025
     The amounts which Dr. Burzynski is obligated to pay under the agreement shall be reduced dollar for dollar by the following:

     Any income which the Company receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income (such as purchase of chemicals, products or equipment solely necessary to engage in such other research and development activity); and

     The net proceeds of any stock offering or private placement which the Company receives during the term of the agreement up to a maximum of $1,000,000 in a given Company fiscal year.

     On March 25, 1997 the Company and Dr. Burzynski entered into a Royalty Agreement, which was amended on September 29, 1997, pursuant to which Dr. Burzynski agreed to act as the principal clinical investigator of the clinical trials necessary for obtaining FDA approval for interstate marketing and distribution of Antineoplastons. The parties agreed that in the event the Company receives FDA approval for interstate marketing and distribution, of which there can be no assurance, the Company shall pay Dr. Burzynski a royalty of 10% (ten percent) of the Company's gross income, which royalty shall be paid on all gross receipts from all future sales, distributions and manufacture of Antineoplastons.

     Pursuant to the Royalty Agreement, the Company granted to Dr. Burzynski the right to (i) either produce Antineoplaston products for use in his medical practice to treat up to 1,000 patients, at any one time, without paying any fees to the Company, or purchase from the Company enough Antineoplaston products to treat up to 1000 patients, at any one time, at a price equal to cost plus 10% (ten percent); and (ii) lease or purchase all the manufacturing equipment located at 12707 Trinity Drive, Stafford, Texas at a fair market price. The Royalty Agreement further provided that the Company will have the right, when and if Antineoplastons are approved for use and sale by them FDA, to (i) produce all Antineoplaston products to be sold or distributed in the United States., Canada and Mexico for the treatment of cancer; and (ii) to lease from Dr. Burzynski the entire premise located at 12707 Trinity Drive, Stafford, Texas at terms and rates competitive with those available in the real estate market at the time, provided that Dr. Burzynski does not need the facility for his use.

ITEM  8.          DESCRIPTION  OF  SECURITIES

COMMON  STOCK

     The Company is authorized to issue 200,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Com-mon Stock are entitled to share ratably in all assets remaining which are available for distribution to them after pay-ment of liabilities and after provision has been made for each class of stock, if any, having preference over the Com-mon Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued against the consideration set forth in this Prospectus will be, fully paid and nonassessable.

     Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, the person becomes an "interested stockholder" and may not engage in a "business combination" with that corporation for a period of three years. The term "business combination" includes a merger, a sale of assets or a transfer of stock. The three year moratorium may be terminated if any of the following conditions are met: (1) the Board of Directors approved the acquisition of stock or the business combination before the person became an interested stockholder, (2) the interested stockholder acquired 85% of the outstanding voting stock, excluding in the determination of outstanding stock any stock owned by individuals who are officers and directors of the corporation and any stock owned by certain employee stock plans, or (3) the business combination is approved after the person became an interested stockholder by voting stock which is not owned by the interested stockholder. Dr. Burzynski owns, either directly or beneficially, 15% or more of the Common Stock of the Company and may be an interested stockholder.


                                     II-24
3091\005\011-Form10-SB.025
                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "BZYR." The following table sets forth high and low "Bid" prices of the shares of Common Stock of the Company for the periods indicated (as reported by the National Quotation Bureau).

                                Bid  Prices
     High            Low
     ----            ---

1996  First  Quarter            .05          .02

1996  Second  Quarter          .04          .04

1996  Third    Quarter            .04          .03

1996  Fourth  Quarter          .03          .03

1997  First  Quarter              .3125          .03

1997  Second  Quarter            .125          .125

1997  Third  Quarter                .125          .0625

1997  Fourth  Quarter                .4375          .09

1998  First  Quarter              .5625          .125

1998  Second  Quarter            .25          .125

     The quotations set forth above reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     As of March 3, 1998, there were approximately 2,061 holders of record of the Company's Common Stock including those shares held in "street name." The Company believes that it has in excess of 2,061 shareholders.

     The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to retain all of its earnings, if any, to finance the development and expansion of its business. However, there can be no assurance that the Company can successfully expand its operations, or that such expansion will prove profitable. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

ITEM  2.          LEGAL  PROCEEDINGS

     The  Company  is  currently  a  party to the following legal proceedings:

Department of Health, State of Texas v. Dr. Burzynski and the Burzynski Research Institute.

     In January, 1992 the Department of Health of the State of Texas filed a lawsuit against the Company and Dr. Burzynski for injunctive relief and statutory fines and costs relating to the use of Dr. Burzynski's treatment, which was alleged to be a violation of state law. There has been very little activity in the case. The case has been on trial calendar for the past year and a half, but has continued by the agreement of the parties. The injunctive part of the case is largely moot insofar as at the present time all of Dr. Burzynski's patients are enrolled in FDA approved clinical trials or have FDA approval under special exceptions. The only part of the case which is not moot is the statutory damage claim, which is for attorney's fees, investigative costs, and administrative fines. Although, the statute provides for administrative fines up to $25,000 per day per violation, it is the opinion of the Company's legal counsel that it is extremely unlikely that the maximum statutory fine or anything close to it would be assessed by the trier of fact. The Company intends to vigorously defend the litigation and believes that the plaintiff will not prevail due to the fact that the Company's IND applications have been approved by the FDA and the Company is now conducting FDA-approved clinical trials.

Provident Life Insurance Company v. Stanislaw R. Burzynski and the Burzynski Research Institute.

     An  action  was  filed  by  Provident  Life, filed suit in Houston, Texas against Dr. Burzynski and the Company for the recovery of monies which Provident has paid to Dr. Burzynski for treatment of six of its insured.
Provident is seeking to recover the funds plus attorneys' fees and other expenses. The amount of the claim, exclusive of attorneys' fees, is approximately $200,000. The trial of this action was completed on October 27, 1997. As of November 24, 1997, the trial judge has not rendered a verdict.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not had any disagreement with its independent auditors on any matter of accounting principles or practices or financial statement disclosure.

ITEM  4.          RECENT  SALES  OF  UNREGISTERED  SECURITIES

     The  Company  has  no  recent  sales  of  unregistered  securities.

ITEM  5.          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes corporations organized thereunder, such as the Company, to indemnify directors and officers against liabilities which they may incur in their capacities as such, including judgments, fines, expenses and amounts paid in settlement of litigation. Said section provides that the indemnification authorized thereby is not exclusive of any other rights to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or otherwise. The Company's by-laws provide for indemnification of the Company's directors and officers to the fullest extent permitted by law against any liabilities they may incur in their capacities as such.

                                      F-1

                                   PART F/S

FINANCIAL  STATEMENTS

     The Company's financial statements for the years ended February 29, 1996 and February 28, 1997, have been examined to the extent indicated in their reports by Seitz and DeMarco, P.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

                                     III-1

                                   PART III

ITEM  1.          INDEX  TO  EXHIBITS

EXHIBIT  NO.          EXHIBIT  NAME
------------          -------------

    (3)           i.     Certificate of Incorporation of Surviving Corporation
ii.          Certificate  of  Merger
iii.          Certificate  of  Amendment  of  Certificate  of  Incorporation
iv.          Amended  By-laws

    (10)          Material  Contracts

1.          License Agreement effective as of June 29, 1983 by and between Dr.
Burzynski  and  the  Company
2.          Amended  License  Agreement dated April 2, 1984 by and between Dr.
Burzynski  and  the  Company
3. Second Amended License Agreement dated March 1, 1990 by and between Dr. Burzynski and the Company
4. Research Funding Agreement effective as of March 1, 1997 by and between Dr. Burzynski and the Company
5. Royalty Agreement dated March 25, 1997 by and between Dr. Burzynski and the Company
6. First Amended Royalty Agreement dated September 29, 1997 by and between Dr. Burzynski and the Company

    (24)                  Power of Attorney (Included with the Signature Page)

    (27)                    Financial  Data  Schedules

     There were no reports on Form 8-K filed by the Company during the last quarter of the year ended February 28, 1996.

ITEM  2.          DESCRIPTION  OF  EXHIBITS

     See  Item  1  set  forth  above.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.
     Burzynski  Research  Institute,  Inc.


by:
     Stanislaw  R.  Burzynski,  President,
Chairman  of  the  Board  and  Director

Date:          March  5,  1998

     Each person whose signature appears below constitutes and appoints Dr. Burzynski his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, severally, for him/her in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/Stanislaw  R.  Burzynski                                Date: March 5, 1998
---------------------------
Stanislaw  R.  Burzynski
President,  Chairman  of  the  Board  and  Director

/s/Tadeusz  Burzynski                                      Date: March 5, 1998
---------------------
Tadeusz  Burzynski
Senior  Vice  President  and  Director

/s/Dean  Mouscher                                          Date: March 5, 1998
-----------------
Dean  Mouscher
Secretary

/s/Barbara  Burzynski                                      Date: March 5, 1998
---------------------
Barbara  Burzynski
Director

/s/Michael  H.  Driscoll                                   Date: March 5, 1998
------------------------
Michael  H.  Driscoll
Director

/s/Carlton  Hazelwood                                    Date: March 5, 199898
---------------------
Carlton  Hazelwood
Director